Exhibit 99.1

15 October 2012

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
The Manager	Harcourt Street, Dublin 2, Ireland
Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

Dear Sir

Conversion to Irish public company

On 15 October 2012, the Irish Companies Registration Office completed the conversion of James Hardie Industries SE from a Societas Europaea to an Irish public limited company, James Hardie Industries plc.

With effect from this date:

•	the name of the company will be James Hardie Industries plc;

•	the company will be governed by the articles of association approved by shareholders at the 13 August 2012 Annual General Meeting, which will be filed with the ASX today; and

•	the company’s CUFS quoted on the ASX and American Depository Shares (ADS) quoted on the NYSE will continue to trade under the symbol ‘JHX’.

Under Irish law, the conversion does not result in the creation of a new entity and James Hardie Industries plc will continue to be bound by all contracts and obligations entered by it prior to the conversion taking effect. There will be no change to the par value of James Hardie shares, the exchange ratio of CUFS to ADS, no substantial change in the rights of CUFS or ADS holders and no issuance or listing of additional CUFS or ADS as a result of the conversion.

Further details of the conversion, including the information made available to shareholders, are available on the company’s website (www.ir.jameshardie.com.au).

The conversion was approved by shareholders on 13 August 2012.

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (UK), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries (USA)

Company number: 485719